

July 21, 2011

Via E-mail
Glenn James
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495-8036

> **Re: Renaissance Learning, Inc.**
> **Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011 and April 15, 2011, respectively**
> **File No. 000-22187**

Dear Mr. James:

We have reviewed your letter dated July 8, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 20, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 3. Significant Accounting Policies

(c) Revenue Recognition, page 39

1. We note your response to prior comment 4 and your revised proposed disclosures regarding your accounting for multiple-element arrangements. Please clarify how you considered the guidance in ASU 2009-13 and 2009-14 when drafting these disclosures. In this regard, you indicate that if the company cannot determine the fair value of any undelivered element included in a multiple-element arrangement, you defer revenue until all elements are delivered, or until fair value can be objectively determined for the remaining delivered elements. Pursuant to the guidance in ASU 2009-13, provided each element meets the separation criteria, the company would be required to

determine fair value for the non-software deliverables using VSOE, TPE or estimated selling price. Please explain further how you consider such guidance in your accounting for your multiple-element arrangements and revise your disclosures accordingly. Please provide the proposed disclosures that you will include in your future filings.

2.   We note your response to our prior comment 5 where you indicate that beginning in fiscal 2011 up-front fees received for installation and data conversion for your software-as-a-service arrangements are recognized over the longer of the contractual life or the expected life of the customer relationship. The current policy disclosures provided in response to prior comment 4 appear to only address your accounting for up-front fees for your hosted software arrangements. Please revise your disclosures to also address your accounting for the software-as-a-service arrangements and provide the proposed disclosures that you will include in future filings.

You may contact me at (202) 551-3499 if you have questions regarding these comments or if you need further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief